Exhibit 99.1

Catalyst Paper Corporation Announces Third Quarter 2014 Results Conference Call for Wednesday, November 5, 2014

RICHMOND, BC, Oct. 6, 2014 /CNW/ - Catalyst Paper Corporation (TSX:CYT) will hold a conference call on Wednesday, November 5, 2014 at 8:00 a.m. PST / 11:00 a.m. EST to review the Company's 2014 third quarter results.  Joe Nemeth, President & Chief Executive Officer, and Brian Baarda, Vice-President Finance & Chief Financial Officer, will host the call.

The third quarter report will be released on Tuesday, November 4 after market close and will be available on the Reports page of Catalyst Paper's website at http://www.catalystpaper.com/investors.

To participate in the conference call, please dial:

1-888-390-0546 (within North America) or
416-764-8688 (metro Toronto area and outside North America)

Following the call, the news release, earnings presentation and webcast will be archived on the Events & Presentations page of Catalyst Paper's website at http://www.catalystpaper.com/investors.

About Catalyst Paper Corporation

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With three mills in British Columbia, Catalyst has annual production capacity of 1.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 16:30e 06-OCT-14